Filed pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-216168

Issuer Free Writing Prospectus

Dated February 22, 2017

An amended and restated preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the amended and restated preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.

There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the amended and restated preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

New Gold Inc.

Bought Deal Treasury Offering of Common Shares

Term Sheet

February 22, 2017

Issuer:	New Gold Inc. (“New Gold” or the “Company”).

Issue:	53,600,000 common shares (“Common Shares”) of the Company.

Issue Price:	US$2.80 per Common Share.

Issue Amount:	US$150,080,000.

Over-allotment Option:

The Underwriters will have an option to purchase up to an additional 15% of the Issue at the Issue Price to cover over-allotments, if any, exercisable in whole or in part at any time until 30 days after Closing.

Use of Proceeds:

The net proceeds from the Offering will be used primarily to finance the completion of the construction of the Rainy River gold project in Ontario, Canada.

New Gold’s cash and cash equivalents balance and the net proceeds from the sale of New Gold’s gold stream on the El Morro project and the Offering, together with funds available for draw under New Gold’s secured revolving credit facility, are sufficient to complete construction of the Rainy River project based on current cost estimates.

Underwriting Basis:	Bought deal, subject to a mutually acceptable underwriting agreement containing “disaster out”, “regulatory out” and “material adverse change out” clauses running to Closing.

Form of Offering:

Public offering in all provinces and territories of Canada, by way of a short form prospectus and in the United States pursuant to a registration statement filed under the Multi-Jurisdictional Disclosure System and internationally as expressly permitted by the Company.

Listing:	The existing common shares of the Company trade on the Toronto Stock Exchange and the NYSE MKT under the symbol “NGD”.

Eligibility for Investment:	The Common Shares will be eligible for RRSPs, RESPs, RRIFs, RDSPs, TFSAs and DPSPs.

Joint Bookrunners:	RBC Capital Markets and Scotiabank.

Commission:	4%

Closing:	Expected to be March 10, 2017.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get any of these documents (in the case of the amended and restated preliminary short form prospectus, after a receipt has been issued therefor) for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the amended and restated preliminary short form prospectus (and any amendment thereto) if you request such documents in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com or from Scotia Capital Inc., Attention: Equity Capital Markets (tel:212-225-6853), 250 Vesey Street, 24th Floor, New York, New York, 10281 or in Canada from RBC Capital Markets, Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or from Scotia Capital Inc., Attention: Equity Capital Markets (tel:416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario.